  Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Palatin Technologies, Inc.:

We consent to the use of our reports dated September 13, 2018, with respect to the consolidated balance sheets of Palatin Technologies, Inc. and subsidiary as of June 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of June 30, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 5, 2019